Exhibit b (vii) under Form N-1A
                                          Exhibit 3 (ii) under Item 601/Reg. S-K


                                 WESMARK FUNDS



                                  AMENDMENT #7

                                 TO THE BY-LAWS



                           EFFECTIVE NOVEMBER 7, 2006



Insert the following paragraph as paragraph three under Section 1.  General. in
ARTICLE IX,  INDEMNIFICATION OF TRUSTEES AND OFFICERS:



      ACTIONS BY TRUSTEE AGAINST THE TRUST. Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any Covered Person as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Covered Person (a) was authorized by a majority of the Trustees or (b) was instituted by the Covered Person to enforce his rights to indemnification hereunder in a case in which the Covered Person is found to be entitled to such indemnification.